

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2019

Donald J. Seibel
Chief Financial Officer and Treasurer
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266-5997

> **Re: FBL Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 27, 2019**
> **File No. 001-11917**

Dear Mr. Seibel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance